TroyGould pc 1801 Century Park East, Suite 1600 Los Angeles, California 90067-2367 Tel (310) 553-4441 Fax (310) 201-4746 www.troygould.com

David L. Ficksman • (310) 789-1290 • dficksman@troygould.com	File No. 3145-1

October 1, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael McTiernan Assistant Director United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	AudioEye, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed February 13, 2012 File No. 333-177463

Dear Mr. McTiernan:

By letter dated February 29, 2012, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided AudioEye, Inc. (the “Company”) with comments to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on February 13, 2012.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s February 29, 2012 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 5 to the Form S-1 setting forth an amended preliminary prospectus reflecting changes made in response to the Staff’s comments.  Because of the extensive changes as described below, we have not included a copy of the prospectus marked to show changes.  Please advise if you would like for us to send a marked copy.

In addition to the changes made in response to the Staff’s comments, the amended preliminary prospectus reflects the fact that the Company is withdrawing the proxy statement for CMG Holdings Group, Inc. (“CMGO”) since the separation of the Company from CMGO occurred as of August 15, 2012.  Accordingly, the registration statement now only includes the prospectus for the spin-off shares of the Company and no pro forma financial statements for CMGO is being presented.  Additionally, we have made some corrections or clarifications to selected passages of the correct preliminary prospectus, as well as included some updated information.

Michael McTiernan United States Securities and Exchange Commission October 1, 2012 Page 2

CMGO Pro Forma Condensed Consolidated Financial Statements, pages 46-49

1.
We note your response to comment seven in our letter dated January 23, 2012 and your revised disclosure. Please revise to reconcile the amount of your adjustment to accounts payable and accrued expenses to the amount of interest disclosed in the related footnotes 5 and 6. In addition, please revise to include a footnote to the pro forma statement of operations to show the calculation of the adjustment to interest expense.

COMPANY RESPONSE

The Company is withdrawing the proxy information for CMGO and will no longer present pro forma financial statements for CMGO.

2.
Tell us and disclose in a footnote how CMGO will account for the disposition of AE and any gain or loss it expects to recognize in the disposition, and the authoritative literature upon which CMGO relied and how it supports its accounting treatment.

COMPANY RESPONSE

The Company is withdrawing the proxy information for CMGO and will no longer present pro forma financial statements for CMGO.

3.
We note your response to comment eight in our letter dated January 23, 2012. Please tell us and disclose how CMGO determined that its rights under the Royalty Agreement and Services Agreement (a component of the consideration received in the disposition of AE), have no value, and that the 15% interest retained by CMGO in AE should be valued at par value of AE’s common stock. Also tell us how CMGO will account for its remaining investment in AE’s common stock (e.g., equity method). Tell us the authoritative literature upon which CMGO relied and how it supports these conclusions.

Michael McTiernan United States Securities and Exchange Commission October 1, 2012 Page 3

COMPANY RESPONSE

The Company is withdrawing the proxy information for CMGO and will no longer present pro forma financial statements for CMGO.

AE Pro Forma Condensed Consolidated Financial Statements, pages 50-53

4.
We note your response to comment 12 in our letter dated January 23, 2012 and your revised disclosure. Please include a footnote to the pro forma income statement to disclose the item removed in response to our comment and any other material nonrecurring charges or credits which result directly from the transaction and are factually supportable and which will be included in the historical income statement within the 12 months succeeding the transaction and clearly indicate that such charges or credits were not considered in the pro forma income statement.. Regardless of whether these adjustments will have a continuing impact or are nonrecurring, they should be included in the pro forma balance sheet. Consider the guidance in Rule 11-02(b) (5) and (6) of Regulation S-X.

COMPANY RESPONSE

The Company will add a footnote to the pro forma income statement indicating that $105,007 of expenses to be incurred by AE in connection with the issuance and distribution of securities registered are not included because they are non-recurring and are not expected to have a continuing impact on the registrant.  In addition, the Company will revise the pro forma balance sheet to include these expenses and an associated liability for these amounts in accordance with Rule 11-02 (b) (6).

5.
We note your response to comment 14 in our letter dated January 23, 2012 indicates that AE is not assuming the senior notes, and your footnote (5) on page 51 indicates issuance of convertible debentures is assumed. We note that the separation is contingent upon the CMGO senior notes and related interest being repaid. Please clarify if AE has a firm commitment from third parties for the financing in excess of the amount of the payment to be made to CMGO. If not, explain how this assumption is factually supportable.

COMPANY RESPONSE

As stated in Amendment No. 5, the separation has occurred and the Senior Notes have been paid. AEAC paid the agent for the holders of note $700,000;

Michael McTiernan United States Securities and Exchange Commission October 1, 2012 Page 4

AE issued a secured promissory note in the principal amount of $425,000; and AEAC issued 1,500,000 shares of its Common Stock to the agent, which shares will be exchanged for shares of AE.

6.	Please tell us how the pro forma financial information reflects the terms of the debentures assumed to be issued, including, but not limited to, the pro forma effect on interest expense.

COMPANY RESPONSE

The Company will adjust the pro forma income statement and balance sheet to reflect interest expense on the debentures.  The debentures bear interest at the rate of 8% per annum.  The interest is payable at maturity or conversion of the debentures.

7.
We note your response to comment 18 in our letter dated January 23, 2012 and your revised disclosure. Please explain to us how ASC 805 supports your conclusion that AEAC’s acquisition of 80% of AE represents a business combination.

COMPANY RESPONSE

A business combination under ASC 805 is a “transaction or other event in which an acquirer obtains control of one or more businesses.”  In this fact pattern, AEAC is acquiring control of 80% of AE from a third party (CMGO).  AE meets the definition of a business because it contains “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

8.
Notwithstanding the above, please revise footnote (6) on page 51 to clarify that, consistent with your response, the assets, including intangibles, and liabilities have been adjusted to fair value and disclose the valuation techniques and assumptions used by AE to measure the fair value.

Michael McTiernan United States Securities and Exchange Commission October 1, 2012 Page 5

COMPANY RESPONSE

The Company will revise footnote 6 to clarify that the assets, intangibles and liabilities have been adjusted to fair value.  The fair value of the Company’s current assets, property and equipment and liabilities are expected to approximate book value on the date of the acquisition given their estimated remaining life at acquisition and their intended use.  The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill.

9.
We note your response to comment 15 in our letter dated January 23, 2012. Please disclose the nature of the future contingent consideration relating to AE’s obligation to CMGO under the Royalty Agreement and Services Agreement. Also, disclose how AE came to the conclusion that such consideration has no value. Tell us the authoritative literature upon which AE relied and how it supports these conclusions.

COMPANY RESPONSE

The Company has disclosed the 10% “Royalty Agreement” with CMGO and the 7.5% -10% finder’s fee under the “Services Agreement” and determined that these provisions should be accounted for as a contingent liability in the AE/AEAC business combination in accordance with ASC 805.  The future payments under these agreements are based on future patent related revenues of AE, as well as future business referred by CMGO to AE.  The Company has concluded that these amounts are not estimable at this time given no prior track record as well as uncertainty of occurrence of either in the future.  Further, the Company believes it is not probable that there will be future payments and therefore no contingent liability has been recorded.

10.
We note that the 15% interest retained by CMGO in AE is reflected at par value of AE’s common stock. Please tell us how AE considered ASC 805-20-30-1 in determining how to value the noncontrolling interest in AE retained by CMGO, given its conclusion that the transaction represents a business combination.

COMPANY RESPONSE

Under the proposed transaction, immediately after AEAC acquires 80% of AE from CMGO, AEAC and AE will complete a merger transaction that will result in AE owning 100% of AEAC, and AE being owned 80% by private individuals and 20% by CMGO.  Therefore, after the merger, there will be no non-controlling interest in a consolidated subsidiary.

Michael McTiernan United States Securities and Exchange Commission October 1, 2012 Page 6

11.
Tell us why AE has not included a pro forma adjustment for depreciation or amortization expense related to the patents or other assets based on the fair value allocated in the purchase transaction. Also, disclose the expected useful life of the patents.

COMPANY RESPONSE

The pro forma financial statements no longer reflect patents acquired, therefore there is no adjustment for amortization. Further, no adjustment to depreciation is necessary due to the book value of the property approximating its fair value on the date of acquisition.

AudioEye, Inc. Financial Statements, page 56

12.	Please update the financial statements and all related disclosures, including MD&A, in accordance with Rule 8-08(b) of Regulation S-X.

COMPANY RESPONSE

The Company has revised the financial statements and related disclosures.

Note 7: Related Party Transactions, page 64

13.
We note your response to comment 16 in our letter dated January 23, 2012 and your revised disclosure. Your response does not appear to address clearly and completely our request for additional information. Please address the following comments and revise your disclosure as appropriate:

•
Provide us your analysis of ASC 470-60 in determining how to account for your troubled debt restructuring, including your comparison of total undiscounted future payments (principal and interest) on the modified debt with the net carrying amount of the debt.

•
Show us your accounting process in recording this transaction and how it complies with the accounting literature cited above including your presentation of the reduction in the carrying amount of the debt as a capital transaction on page 59. In this regard, it is unclear how the reduction was also recognized as interest expense as you indicate in your disclosure.

Michael McTiernan United States Securities and Exchange Commission October 1, 2012 Page 7

•
Tell us the components of your total interest expense reported in your income statement and how the effect of your accounting for the transaction is reflected in interest expense and accrued interest or will be reflected in future periods.

COMPANY RESPONSE

1. See analysis in Excel.

2.           The total debt balance of $1,364,274 (including principal, accrued interest and penalties) was reduced to the total future cash payments specified by the new terms of $1,242,340 by debiting the related debt accounts and crediting additional paid-in capital as the debt is owed to a related party.  The disclosure incorrectly stated that $121,934 was recorded to interest expense.  This amount was recorded to additional paid-in capital.  The disclosure will be revised in the next amendment.

3.           There will be no impact to interest expense in future periods as a result of this transaction in accordance with ASC 470-60 “Thereafter, all cash payments under the terms of the payable shall be accounted for as reductions of the carrying amount of the payable, and no interest expense shall be recognized on the payable for any period between the restructuring and maturity of the payable.”  Interest expense for the nine months ended September 30, 2011 consisted of $114,447 of interest accrued on outstanding debt and $165,603 of penalties accrued on debt in default (for a total of $280,050).

*           *           *

Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 5.  When the time comes, the Company will include in its acceleration request the additional acknowledgements requested by the Staff.

Michael McTiernan United States Securities and Exchange Commission October 1, 2012 Page 8

Please direct questions regarding this response letter to the undersigned at 310-789-1290.

Very truly yours,

/s/ David L. Ficksman
David L. Ficksman

DLF:tms

Cc:	Jorge Bonilla (SEC)
Jonathan Wiggins (SEC)
Folake Avoola, Esq. (SEC)
Nathaniel Bradley
Constantine Potamianos, Esq.